

AMS Derivatives BV

Statement of Financial Condition

(With Report of Independent Registered Public Accounting Firm)

December 31, 2020

AMS DERIVATIVES BV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMS Derivatives BV

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Strawinskylaan 3095
(No. and Street)

Amsterdam	The Netherlands	1077 ZX
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Erwin Loman / Telephone: +31 20 708 7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Accountants NV
(Name – *if individual, state last, first, middle name*)

Laan van Langerhuize 1	Amstelveen	The Netherlands	1186 DS
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Document to which the KPMG-report 1911373/21X00174658AVN dated 26 February 2021 also refers.

OATH OR AFFIRMATION

I, Evert Willem Loman _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
AMS Derivatives BV _____ , as

of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from Covid 19, **AMS Derivatives BV** is making this filing without a notarization.

Contents



Report of Independent Registered Public Accounting Firm

To: the Stockholder and the Board of Directors of AMS Derivatives B.V.

We have audited the accompanying statement of financial condition of AMS Derivatives B.V. (hereafter: the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

KPMG Accountants N.V.

Amstelveen, the Netherlands

February 26, 2021

KPMG Accountants N.V., registered with the trade register in the Netherlands under number 33263683, is a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ('KPMG International'), a Swiss entity.

Statement of Financial Condition

December 31, 2020

In US$ thousands	December 31, 2020
ASSETS	
Cash	46,645
Receivables from Brokers, Dealers and Clearing organisations	15,435
Securities Owned, at fair value	3,940,175
Memberships in Exchanges	102
Investment in and Receivables from Affiliates	1,231
Other Assets	848
Total Assets	**4,004,436**
LIABILITIES	
Payables to Brokers and Dealers	142,200
Securities Sold not yet purchased, at fair value	3,595,437
Other Liabilities	10,303
Total Liabilities	**3,747,940**
EQUITY	
Common Stock	1,000
Additional Paid-In Capital	79,000
Retained earnings and other reserves	(142,948)
Result for the period	319,444
Stockholder's Equity	**256,496**
Total Liabilities and Stockholder's Equity	**4,004,436**

The accompanying notes are an integral part of these financial statements

Document to which the KPMG-report 1911373/21X00174658AVN dated 26 February 2021 also refers.

Notes to the Statement of Financial Condition

1 Nature of Business

AMS Derivatives BV ("AMS Derivatives" or the "Company") is a private limited liability company under Dutch law. It has been incorporated at December 21, 2016. The address of the Company is Strawinskylaan 3095 in Amsterdam, The Netherlands. The Company is registered in the trade register at the Dutch Chamber of Commerce under commercial registration number 67531245. The Company is an indirect wholly owned subsidiary of Optiver Holding BV through its immediate parent Optiver BV, who holds all shares in the Company.

The business of the Company is primarily to engage as a broker-dealer in index options, stocks, stock options, futures, and options on futures listed on organized exchanges in the United States. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of various option, stock, and futures exchanges. The Company does not trade on behalf of customers and effects transactions only with other registered broker-dealers and commodity futures commission merchants.

As the Company's business activities are limited to proprietary trading and market making, the Company had no obligations under Rule 15c3-3 during the financial year.

The ongoing COVID-19 pandemic has adversely impacted the global economy; however, throughout the year ended December 31, 2020 and on an ongoing basis the Company continues to successfully trade and provide liquidity in the market. The Company continues to closely monitor the pandemic and to manage the business to minimize any potential operational disruption or additional market risk that may present itself, as a result of current uncertainties.

2 Significant Accounting Policies

Estimates

The financial statements were prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the related amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash

Cash includes unrestricted balances held with banks.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and sold, not yet purchased relate to proprietary securities transactions in regular-way trades, and include listed and other equity securities, listed equity options and fixed income securities that are recorded on a trade date basis and are reported at fair value.

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value. Reference is made to the note on "Fair Value" for a description of valuation methodologies applied to the classes of financial instruments at fair value.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges,

are recorded at cost or, if an other than temporary impairment in value has occurred, at the value that reflects management's estimate of the impairment. At December 31, 2020, the fair value of the exchange membership was $51.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income. For the financial period ended December 31, 2020, the Company recognized $4,423 in net gains from foreign currency transactions in net trading income in the statement of operations.

3   Fair Value

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy can be summarized as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs into valuation of fair value are observable, either directly or indirectly in an active market.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. They rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The positions the Company carries are exchange traded Equity Securities, Options and Futures. Exchange traded Equity securities, Options and Futures are valued based on quoted prices from the respective exchange they are traded at and are categorized in level 1 of the fair value hierarchy if the respective market is considered active.

Options and futures traded in markets not considered active are categorized in level 2 of the fair value hierarchy. Assets and liabilities classified as Level 2 include instruments valued using: quoted prices in active markets for similar products, quoted prices for identical or similar products in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data. Valuation techniques used include comparison to similar instruments for which observable prices exist, Black-Scholes and polynomial option pricing models and other valuation techniques. Inputs used in the valuation techniques include risk-free and benchmark interest rates, foreign currency exchange rates, equity and equity index prices, and expected dividend and price volatilities and correlations.

The Company did not hold any assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the financial reporting period ended December 31, 2020.

There were no transfers between levels during the year ended December 31, 2020.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

In US$ thousands	Level 1	Level 2	Level 3	Total
Asssets				
Equities	2,368	-	-	2,368
Options	746,837	3,190,970	-	3,937,807
Futures*	916,616	2,950	-	919,565
Securities Owned	**1,665,821**	**3,193,920**	**-**	**4,859,741**
Liabilities				
Equities	25	-	-	25
Options	765,644	2,829,768	-	3,595,412
Futures*	1,809,736	1,259	-	1,810,995
Securities Sold, Not Yet Purchased	**2,575,405**	**2,831,027**	**-**	**5,406,432**

* Daily settled amounts included in Amounts Due to and from Brokers and Dealers

4 Receivables from and Payables to Brokers, Dealers and Clearing organizations

The Company clears its proprietary and market making transactions through another broker-dealer on a fully disclosed basis. The amount payable per end of the year is collateralized by securities owned by the Company.

In US$ thousands	31 December 2020
Cash balances	15,435
Unsettled trades	-
Receivables from Brokers, Dealers and Clearing organisations	**15,435**

Cash balances	24,275
Unsettled trades	117,265
Other payables	660
Payables to Brokers and Dealers	**142,200**

5 Securities Owned and Sold, Not Yet Purchased

The Company's securities owned and sold, not yet purchased can be broken down as follows:

In US$ thousands	December 31, 2020
Securities	2,368
Derivatives	3,937,807
Securities Owned, at fair value	**3,940,175**

Securities	25
Derivatives	3,595,412
Securities Sold not yet purchased, at fair value	**3,595,437**

6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $250 or 2 percent of aggregate debit balances, as defined. At December 31, 2020, the Company had net capital of $244,041, which was $243,791 in excess of its required minimum net capital of $250.

7 Share Based Payments

Optiver Holding BV (the Company's ultimate parent) has issued restricted shares to key employees within the Optiver Group in order to align the interests of the acquirers of the financial instruments with the long term interests of the Company and its shareholders (the share plan). The restricted shares can be acquired by the employees for the Net Asset Value (NAV) at the moment of issue plus a Surcharge. The restrictions will be lifted and the shares will become unrestricted (free) shares after a vesting period of 5 years. If the employment is terminated during the vesting period, Optiver Holding BV will have the choice (discretionary) to repurchase the shares against the NAV at the moment of termination of the employment plus the surcharge received at the moment of issue, or, under specific circumstances, to release the restrictions of the shares, which will become unrestricted shares.

ASC Topic 718, *Compensation – Stock Compensation* (ASC 718), requires entities to recognize as expense the fair value of the equity-based compensation issues to employees. The Company recognizes compensation expense, as charged from Optiver Holding BV, for the difference between the issue price of the restricted shares and the fair value of the unrestricted shares.

8 Income Taxes

The company is part of the Dutch fiscal unity of Optiver Holding BV for the purposes of corporate income tax. In this respect, the Company is severally liable for the fiscal obligations of the fiscal unity as a whole.

The Company does not have any deferred tax assets or liabilities.

ASC Topic 740-10, *Income Taxes* (ASC 740-10) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2020. Further, as of December 31, 2020, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take

in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

9 Commitments

The Company does not have long term commitments.

10 Contingent Liabilities

In the ordinary course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company, after consultation with outside legal counsel, believes that the amount for which it could be liable, if any, will not have a material adverse effect on the financial condition, results of operations or cash flows.

11 Derivatives

ASC Topic 815, *Derivatives and Hedging* (ASC 815), requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include equity and index options contracts and futures contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading income in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivables from and payable to brokers or dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Short options are included in securities sold, not yet purchased, which represents obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

The Company records all derivative contracts at fair value. The Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure based on risk parameters. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfil contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

12 Guarantees

ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on charges in an underlying (such as an interest or foreign exchange rate, security or commodity prices, and index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include certain written options. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has not disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships

vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

13 Related Party Transactions

Due from affiliates and due to affiliates, listed separately, consists of transactions with entities affiliated with the Company through common ownership. The amounts are uncollateralized and payable monthly.

In US$ thousands	December 31, 2020

Related party balances per 31 December 2020

Amounts due from	1,231
Amounts due to	7,710

The related party balances are included in Investments in and Receivables from Affiliates and Other Liabilities in the Statement of Financial Condition.

Optiver Services BV provides operational as well as supporting services to the Company. Operational and supporting services include administrative support, in-house legal services, tax services, technology services, consulting and risk monitoring. In addition, Optiver Services BV charges a licensing fee for the use of certain intellectual property.

County Infrastructure LLC provides operational as well as supporting services to the Company. Operational and supporting services include personnel and technology services. The expenses charged are calculated on a cost plus basis.

The Company has a services agreement with Optiver VOF for management services provided to the Company. The expenses charged are calculated on a cost plus basis.

Since the Company is part of a Dutch fiscal unity, the applicable taxes are due to/ from the head of the fiscal unity, Optiver Holding BV, which is a related party. The tax related balance due from the affiliate is $321 at the end of the reporting period. See note 8 for further discussion.

14 Subsequent Events

The Company performed an evaluation of subsequent events through to 26 February 2021, the date the financial statements were issued, and determined that there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosures in the financial statements as of December 31, 2020.